CHINA CABLECOM HOLDINGS, LTD. 17 State Street, Suite 1600 New York, NY 10004	JAGUAR ACQUISITION CORPORATION 161 Washington Street, Suite 1050 Conshohocken, PA 19428

March 17, 2008

Michele Anderson, Legal Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.Washington, D.C. 20549
Mail Stop 3720

Re:	China Cablecom Holdings, Ltd.
Amendment No. 5 to Registration Statement on Form S-4
Filed March 3, 2008
File No. 333-147038

Jaguar Acquisition Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed March 3, 2008
File No. 0-51546

Dear Ms. Anderson:

We transmit herewith for filing with the Securities and Exchange Commission (the ‘‘Commission’’) one complete electronic version of Amendment No. 5 to the Registration Statement on Form S-4 (‘‘Amendment No. 5’’) of China Cablecom Holdings, Ltd. (‘‘China Cablecom’’) and one complete electronic version of a revised Preliminary Proxy Statement on Schedule 14A (the ‘‘Revised Proxy Statement’’) of Jaguar Acquisition Corporation (‘‘Jaguar’’ and collectively with China Cablecom, the ‘‘Companies’’).

By Federal Express, the Commission’s staff (the ‘‘Staff’’) is being furnished with three marked courtesy copies of Amendment No. 5 and the Revised Proxy Statement and all exhibits filed in connection therewith.

Amendment No. 5 and the Revised Proxy Statement respond to the comments set forth in the Staff’s letter dated March 14, 2008 (the ‘‘Staff’s Letter’’).

In order to facilitate your review of Amendment No. 5 and the Revised Proxy Statement, each of China Cablecom and Jaguar hereby respond to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to Amendment No. 5 as filed.

China Cablecom’s and Jaguar’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response

Registration Statement on Form S-4 filed by China Cablecom Holdings, Inc.

The Business Combination Proposal, page 41

Negotiation of the Merger Agreement, page 51

1.	Changes in response to the Staff’s comment have been made to the disclosure on pages 53 and 54 of Amendment No. 5.

Risk Factors, page 12

2.	Changes in response to the Staff’s comment have been made to the disclosure on pages 12 and 13 of Amendment No. 5.

Selected Summary Historical Financial Information, page 26

3.	Changes in response to the Staff’s comment have been made to the disclosure on page 27 of Amendment No. 5.

Board Consideration and Approval of the Transaction, page 53

4.	As discussed with the Staff, the Board of Directors of Jaguar continues to believe that the Skillnet diligence analysis was not sufficiently material to its decision to warrant treatment as a report ‘‘materially relating to the transaction’’ within the meaning of Item 4(b) of Form S-4. As a result, the disclosure on pages 54 and 55 and pages 59 and 60 of Amendment No. 5 has been revised such that a shareholder would consider the results of that analysis in what the Board of Directors of Jaguar believes is the proper context and with a similar perspective.

5.	Changes in response to the Staff’s comment have been made to the disclosure on page 56 of Amendment No. 5.

6.	China Cablecom and Jaguar note that the industry standard for measuring subscriber value is ‘‘Average Revenue Per User’’ (‘‘ARPU’’) which is the average monthly revenue per subscriber. The requested discussion regarding multiples of EBITDA and implied revenue per subscriber has accordingly been presented using the industry accepted metric of ARPU. Changes in response to the Staff’s comment have been made to the disclosure on page 56 of Amendment No. 5.

7.	Changes have been made on pages 56 and 57 of Amendment No. 5 to clarify that the figures referenced are for China Cablecom, rather than Binzhou Broadcasting.

Jaguar’s Reason for the Redomestication Merger and Business Combination and Recommendation of the Jaguar Board, page 62

8.	Changes in response to the Staff’s comment have been made to the disclosure on page 62 of Amendment No. 5.

9.	Changes in response to the Staff’s comment have been made to the disclosure on page 16, 62 and 65 of Amendment No. 5.

Satisfaction of the 80% Test, page 65

10.	Changes in response to the Staff’s comment have been made to the disclosure on page 65 of Amendment No. 5.

11.	Changes in response to the Staff’s comment have been made to the disclosure on page 65 of Amendment No. 5.

Fairness Opinion, page 67

12.	Changes in response to the Staff’s comment have been made to the disclosure on pages 73 and 75 of Amendment No. 5.

13.	Changes in response to the Staff’s comment have been made to the disclosure on page 78 of Amendment No. 5.

China Cablecom’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 124

Revenue and product offering trends affecting Binzhou Broadcasting, page 127

14.	Changes in response to the Staff’s comment have been made to the disclosure on pages 14 and 130 of Amendment No. 5.

Liquidity and Capital Resources, page 136

15.	Changes in response to the Staff’s comment have been made to the disclosure on page 13 of Amendment No. 5.

Part II

Item 21. Exhibits and Financial Statement Schedules

16.	As discussed with the Staff, an opinion of Loeb & Loeb LLP with respect to New York law has been filed as Exhibit 5.2 to Amendment No. 5. China Cablecom and Jaguar respectfully submit, following consultation with their respective counsel (including British Virgin Islands counsel), that a remedies opinion regarding the Agreement and Plan of Merger is not required pursuant to Item 601 of Regulation S-K, as the legal assumption of all outstanding securities of Jaguar by China Cablecom Holdings is being effected by Section 173(2)(a) of the BVI Business Companies Act, 2004 (the merger statute in force in the British Virgin Islands), rather than the Agreement and Plan of Merger. In addition, it is noted that no remedies opinion has been provided by Loeb & Loeb LLP regarding the unit security, as that is not an agreement with separate independent legal significance under NY law.

17.	Exhibit 5.1 has been amended to remove assumption 3.6, which was inadvertently not deleted in filing such exhibit to Amendment No. 4 to the Registration Statement. Exhibits 4.1, 4.2, 4.3, and 4.4 have been added to Amendment No. 5 in response to the Staff’s comment.

Your prompt attention to these filings would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact either Mitchell S. Nussbaum or Norwood P. Beveridge, Jr. of Loeb & Loeb LLP by telephone at (212) 407-4159 or (212) 407-4970, respectively.

CHINA CABLECOM HOLDINGS, LTD.		JAGUAR ACQUISITION CORPORATION
By:	/s/ Clive Ng	By:	/s/ Jonathan Kalman
Name: Clive Ng		Name: Jonathan Kalman
Title: Chairman		Title: Chairman and Chief Executive Officer